Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
KT Corporation:

We consent to the incorporation by reference in the registration statement on Form F-3 (No. 333-100251) of KT Corporation of our report dated March 25, 2005 except as to the second paragraph of note 35, which is as of May 25, 2005 with respect to the consolidated balance sheets of KT Corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of earnings and retained earnings, and cash flows for each of the years in the three-year period ended December 31, 2004, and which report, which is partially based on the reports of other auditors, appears in the December 31, 2004, annual report on Form 20-F of KT Corporation.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
June 28, 2005